NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

August 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Netcapital Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-286555

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Netcapital Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025.

The Registrant is requesting to withdraw the Registration Statement because it has elected to register the securities originally registered for resale on the Registration Statement, along with new securities for resale, on new registration statement on Form S-1 (File No. 33-289711) filed on August 19, 2025. The Registrant confirms that the Registration Statement was never declared effective and that no securities were sold for resale as contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Richard Friedman of Sheppard Mullin Richter & Hampton LLP, at (212) 634-3031.

Thank you for your assistance in this matter.

Sincerely,

Netcapital Inc.

/s/ Martin Kay
Martin Kay, Chief Executive Officer